SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, December 13th, 2024 – Suzano S.A. Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) in line with the best practices of corporate governance, hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors has approved the following changes to the Company’s Executive Vice Presidency structure:

(i) After 34 years of contributions to Suzano and the sector, Mr. Fernando de Lellis Garcia Bertolucci, Executive Vice President of Sustainability, Research, and Innovation, will step down from his position in March 2025, while continuing to contribute as a consultant and member of the Company’s advisory committee.
(ii) His responsibilities will be restructured, with the Sustainability area being led by Ms. Maria Luiza de Oliveira Pinto e Paiva, who will return to the Company on February 1, 2025, assuming the role of Executive Vice President of Sustainability, Communication, and Brand.
(iii) Mr. Carlos Aníbal Fernandes de Almeida Junior, the current Executive Vice President of Forestry and Procurement, will take on a new role within the Company, focusing on institutional relations and business development activities in Europe. He currently serves as Vice Chairman of the Board at Lenzing, a recent investment by Suzano in the textile fibers.
(iv) The Executive Vice Presidency of Forestry will now be led by Mr. Douglas Seibert Lazaretti, who has served as the Company’s Forestry Director.

These changes stem from the Company's ongoing efforts to strengthen its sustainability agenda and enhance Suzano's presence in key markets relevant to its business.
Ms. Maria Luiza Paiva brings extensive experience in Sustainability, having worked for major companies. Over the past four years, she has led the sustainability area at Vale, and until 2021, she worked at Suzano, where she achieved significant milestones and supported the early development of the Company’s sustainability agenda.
Mr. Douglas has 19 years of professional experience and serves as Suzano's Forestry Director, reporting to Mr. Carlos Aníbal. Mr. Douglas has been with Suzano since 2015, having led several of the Company's forestry operations across Brazil. Currently, he oversees forestry operations in Mato Grosso do Sul and led the development of the forestry base to support the new Ribas do Rio Pardo plant.
The members of the Board of Directors express their profound admiration and gratitude for the services rendered by Mr. Fernando during his long tenure at Suzano and in the sector. Mr. Fernando is a recognized leader in innovation and research in the pulp and paper industry, having spearheaded numerous innovation initiatives within the Company.

São Paulo, December 13th, 2024.
Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations